January 6, 2006

Amit Pande

Assistant Chief Accountant

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	The Colonial BancGroup, Inc.

Form 8-K

Filed January 5, 2006

File No. 001-13508

Dear Mr. Pande:

We received your comment letter. The Colonial BancGroup, Inc. expects to file an amended Form 10K for 2004 and amended Forms 10Q for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005 no later than March 1, 2006, but in any event before the Form 10K for 2005 is filed.

The Company acknowledges that:

•	we are responsible for the adequacy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Sarah H. Moore
Sarah H. Moore
Senior Executive Vice President and
Chief Financial Officer